Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON REPORTS Q3 2017 RESULTS

Toronto, ON – October 31, 2017 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today filed its Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the period ended September 30, 2017. Both documents are available on the Company’s website at www.denisonmines.com or on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml). The highlights below are derived from these documents and should be read in conjunction with them. All amounts in this release are in U.S. dollars unless otherwise stated.

David Cates, President and CEO of Denison commented, “The third quarter of 2017 truly showcased Denison’s ability to add value through the use of the drill-bit. Our Saskatoon based exploration team has been busy drilling high-grade uranium mineralization throughout the summer on our flagship Wheeler River project, as we delineate and expand the Gryphon deposit, as well as the Waterbury Lake project, where the team discovered a new basement hosted zone of uranium mineralization called the ‘Huskie’ zone. It has been very exciting to see preliminary grades and assays reported on these two projects all summer long, building up to quite a considerable body of high-grade results in areas that are not currently included in any of our current resource estimates.

The results at Wheeler River are particularly encouraging, given our plan to update the resource estimate for the Gryphon deposit following the receipt of final assays from an extended summer drilling season. We are confident that we will achieve our goal of increasing both the confidence and size of the resource at Gryphon. The updated resource estimate is expected to be an important part of the Pre-Feasibility Study (“PFS”) for the project, which is expected to be completed in the first half of 2018. Taken together, it is a very exciting time for Wheeler River – as we are advancing what is already the largest undeveloped uranium project in the infrastructure rich eastern Athabasca basin, towards development.

At Waterbury, the emergence of the Huskie zone has brought new life to a project that already hosts the strategic J Zone deposit. Huskie was discovered on the first drill hole of the summer program, and the mineralized footprint has quickly expanded to the extent of drilling – measuring 100 metres along strike and up to 120 metres along dip, with multiple high-grade mineralized lenses having been interpreted to date. Huskie is wide open and has the potential to grow considerably with follow-up drilling expected to resume in 2018.”

Q3 2017 PERFORMANCE HIGHLIGHTS

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Discovery of high-grade unconformity mineralization in new E series lenses at the Gryphon deposit

Drill hole WR-689D3, on the Company's 60% owned Wheeler River project, intersected high-grade unconformity-hosted uranium mineralization approximately 250 metres along strike to the northeast and 200 metres up-dip of the Gryphon deposit. Preliminary radiometric equivalent probe results ("eU3O8") from drill hole WR-689D3 are highlighted by an interval of 5.0% eU3O8 over 4.7 metres, including 8.5% eU3O8 over 2.7 metres (see Denison press release dated August 30, 2017). This intersection adds to other high-grade intersections, at or immediately below the unconformity, in the newly defined E series lenses, which occur outside of the current resources estimated for the Gryphon deposit. Other highlights of the E series lens intersections include 19.3% U3O8 over 1.0 metres (drill hole WR-507D2), and 6.2% U3O8 over 2.5 metres (drill hole WR-646) (see Denison press releases dated May 26, 2016 and November 17, 2016).

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Continued expansion of the Gryphon D series lenses including thick and high-grade intersections

Drill holes from the summer 2017 drilling program, testing for additional mineralization within the D series of lenses and outside of the Gryphon resource area, returned positive results, with the potential to add meaningful resources to the Gryphon deposit. An update to the resource estimate for the project is planned following the receipt of assays. A total of fifteen drill holes have been reported for the D series lenses, with results expanding the mineralized zone outwards from drill holes WR-641 (5.3% U3O8 over 11.0 metres) and WR-633D3 (1.3% U3O8 over 3.0 metres, plus 3.3% U3O8 over 13.5 metres, and 6.2% U3O8 over 2.5 m) (see Denison press releases dated May 26, 2016 and May 26, 2017). Preliminary radiometric equivalent grade results from recent drill holes are highlighted by 3.5% eU3O8 over 3.2 metres (drill hole WR-621D2), 4.8% eU3O8 over 3.7 metres (drill hole WR-694), 3.8% eU3O8 over 3.7 metres (drill hole WR-690D2), 2.0% eU3O8 over 5.2 metres (drill hole WR-657D1) and 6.4% eU3O8 over 1.0 metre (drill hole WR-690D1) (see Denison press releases dated July 24, 2017 and August 30, 2017).

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Discovery of the new high-grade basement-hosted Huskie zone at Waterbury Lake

With the first hole of the summer 2017 drilling program at Waterbury Lake, a new high-grade, and basement-hosted, zone of uranium mineralization (the “Huskie” zone) was discovered approximately 1.5 kilometres to the northeast of the property’s J Zone deposit. The nine drill hole program, completed on an approximate 50 x 50 metre spacing, included seven mineralized holes with high-grades occurring in four holes. Highlight assay results included 9.1% U3O8 over 3.7 metres, including 16.8% U3O8 over 2.0 metres (drill hole WAT17-446A), 1.7% U3O8 over 7.5 metres, including 8.2% U3O8 over 1.5 metres (drill hole WAT17-449) and 1.5% U3O8 over 4.5 metres, including 3.9% U3O8 over 1.0 metre (drill hole WAT17-450A). The mineralized zone occurs between 50 and 175 metres vertically below the sub-Athabasca unconformity (265 and 390 metres vertically below surface) and measures approximately 100 metres along strike (the current extent of drilling) and up to 120 metres along dip, with individual lenses varying in interpreted true thickness between approximately 2 and 7 metres. The zone is wide-open in all directions (see Denison news release dated October 11, 2017).

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DML” and on the NYSE American exchange (the “NYSE MKT”) under the symbol “DNN”.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 60% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 355,000 hectares in the Athabasca Basin region, including 335,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 64.22% interest in the J Zone deposit and newly discovered Huskie zone on the Waterbury Lake property. The Midwest and J Zone deposits, as well as the Huskie zone, are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (“DES”) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (“UPC”), a publicly traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates (“U3O8”) and uranium hexafluoride (“UF6”).

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at September 30, 2017	As at December 31, 2016

Financial Position:
Cash and cash equivalents	$4,393	$11,838
Investment in debt instruments (GIC’s)	$32,215	$-
Cash, cash equivalents and GIC’s	$36,608	$11,838

Working capital	$31,572	$9,853
Property, plant and equipment	$200,377	$187,982
Total assets	$263,168	$217,423
Total long-term liabilities	$65,753	$37,452

(In thousands, except for per share amounts)	Q3 2017	Q3 2016

Continuing Operations:
Total revenues	$2,717	$3,489
Net loss	$(5,777)	$(2,506)
Basic and diluted loss per share	$(0.01)	$-

RESULTS OF CONTINUING OPERATIONS

Revenues

Revenue from DES during Q3 2017 was $2,007,000, including continued revenues from the Company’s recently renewed cornerstone contract with BHP Billiton Limited, which relates to the management and operation of several of BHP's decommissioned mine sites in Ontario and Quebec. The Company also recognized $254,000 in revenue during the quarter from its management contract with UPC.

On February 13, 2017, Denison closed an arrangement under which Denison received an upfront payment of $32,860,000 (CAD$43,500,000), in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (“CLJV”) from July 1, 2016 onwards. The upfront payment was accounted for as deferred revenue. In Q3 2017, the Company recognized toll milling revenue of $456,000 from the draw-down of the deferred revenue.

Operating expenses

Operating expenses at DES during Q3 2017 totaled $1,803,000 and relate primarily to care and maintenance and environmental consulting services provided to clients and includes labour, and other costs.

Operating expenses in the Canadian mining segment include depreciation, mining and other development costs. Operating expenses during Q3 2017 were $794,000, including $532,000 of depreciation from the McClean Lake mill, associated with the processing of U3O8 for the CLJV.
Exploration and Evaluation

During 2017, the Company has remained active on its portfolio of projects in the Athabasca Basin region in Saskatchewan, Canada. The Company’s Athabasca land package decreased slightly during the third quarter, from 359,313 hectares (249 claims) to 346,761 hectares (244 claims), as certain low priority claims were allowed to lapse where no further work was warranted. Denison’s share of exploration and evaluation expenditures was $4,348,000 during Q3 2017.

Wheeler River Project

Denison’s share of exploration costs at Wheeler River amounted to $3,064,000 during Q3 2017. Field activities during Q3 2017 included continuation of the summer 2017 drilling program, which commenced in late May 2017. A total of 27,116 metres in 58 holes were completed as part of the summer 2017 drilling program through mid-October 2017. Preliminary radiometric equivalent results for 34 holes were reported in our press releases dated July 24, 2017 and August 30, 2017. In early September, Denison announced a significant increase to the summer 2017 drilling program with the addition of approximately 16 drill holes (6,500 metres) (see Denison’s press release dated September 12, 2017). Once completed, the summer drilling program is expected to include a total of approximately 30,000 metres in 64 holes.

The summer 2017 program includes drilling to increase the confidence of the resources estimated for the Gryphon deposit, from an inferred level to an indicated level, and to potentially expand the size of the deposit’s overall resources, ahead of an updated resource estimate scheduled following the receipt of summer assay results, and the Pre-Feasibility Study ("PFS") scheduled for 2018.

The definition drilling within the current inferred resource has continued to show good consistency with the inferred resource block model. Furthermore, the summer program has resulted in the successful expansion of the A, B and D series of mineralized lenses, as well as the recognition and expansion of the new E series lenses. Most notably, the D and E series lenses are fully outside of the current resources estimated for the Gryphon deposit.

Denison’s share of evaluation costs at Wheeler River amounted to $427,000 for Q3 2017, and mainly related to the work on the pre-feasibility study, which included engineering data collection activities, including geotechnical and hydrogeological work, engineering investigations into alternate mining methods at Phoenix, and options for shaft and vent raise excavation at both Gryphon and Phoenix. The Company also advanced its environmental baseline programs, and continued with the community consultation and engagement process.

Waterbury Lake

The summer 2017 drilling program at Waterbury Lake, comprising 3,722 metres in nine holes, has led to the discovery of a new zone of high-grade basement-hosted uranium mineralization, named the “Huskie” zone. The summer program commenced in late July 2017 and was originally designed to include six exploration drill holes over 2,650 metres. The first drill hole of the program, WAT17-443, returned a high-grade uranium intersection in the basement rock. Following this result, a further eight holes were completed, including three additional holes announced as part of an expanded program, on an approximate 50 x 50 metre spacing. Of the nine drill holes completed, seven intersected significant mineralization, including high-grade intersections in four holes.

The Huskie zone is located on an east-west geological trend, located approximately 1.5 kilometres to the north of the property’s J Zone deposit. Drill testing to date has allowed for the wide-spaced definition of a zone of entirely basement-hosted mineralization, with geological features consistent with basement-hosted deposits in the Athabasca Basin. The mineralized zone, which covers the extent of the current drilling, occurs between 50 and 175 metres vertically below the sub-Athabasca unconformity (265 and 390 metres vertically below surface) and measures approximately 100 metres along strike and up to 120 metres along dip, with individual lenses varying in interpreted true thickness between approximately 2 and 7 metres. The zone is wide-open in all directions in terms of the mineralization and associated alteration intersected.

General and administrative expenses

Total general and administrative expenses were $1,169,000 during Q3 2017. These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States.

Other Income and expenses

During Q3 2017, the Company recognized a loss of $556,000 in other expenses, mainly due to a decline in the fair value of certain investments of $453,000 in the quarter.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $4,393,000 at September 30, 2017, compared with $11,838,000 at December 31, 2016. At September 30, 2017, the Company also held investments in GICs of $32,215,000, which are categorized as short term investments on the balance sheet. The Company holds the large majority of its cash, cash equivalents, and GIC’s in Canadian dollars, amounting to approximately CAD$45.7 million at the end of the third quarter.

Denison also has restricted cash of $9,862,000, at the end of the third quarter, which largely relates to the terms of the Company’s revolving term credit facility with the Bank of Nova Scotia (“BNS”) that is restricted to non-financial letters of credit in support of reclamation obligations. The facility requires the Company maintain CAD$9,000,000 pledged restricted cash on deposit at BNS.

OUTLOOK FOR 2017

During Q3 2017, the Company increased its 2017 outlook for mineral property exploration and evaluation expenses by $1,300,000, primarily because of the expansion of the Wheeler River and Waterbury Lake summer exploration programs, partly offset by a deferral of the Hook-Carter summer drilling program into 2018. Also during Q3 2017, planned spending on development and operations for the year decreased by $460,000, primarily due to lower than expected spending on the surface access bore hole resource extraction (SABRE) project at McClean Lake, and expected services fees from UPC for 2017 have been increased by $180,000.

For more information, please contact
David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

QUALIFIED PERSON, ASSAY PROCEDURES AND FURTHER DETAILS

The disclosure of scientific or technical information regarding Denison’s properties in this press release and the MD&A was prepared by, or reviewed and approved by, Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101.

Grade results reported herein as “eU3O8” refer to radiometric equivalent U3O8 derived from a calibrated total gamma down-hole probe. Radiometric equivalent U3O8 results are preliminary in nature and all mineralized intervals have been sampled and submitted for chemical U3O8 assay in accordance with Denison’s technical procedures. All Gryphon drill holes reported herein were drilled at a high angle to mineralization to allow for better evaluation of true thicknesses which are expected to be approximately 75% of the intersection lengths. For further details regarding the description of the data verification, assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 23, 2017 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

Further details regarding the Gryphon deposit and the current mineral resource estimates are provided in the NI 43-101 Technical Report for the Wheeler River project titled "Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada" dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison's website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; use of proceeds from financing activities; expectations regarding further studies on material properties, including the PFS; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditure from operations at DES; expectations regarding Denison’s ownership interests and continuity of agreements with its partners; expectations regarding the provision of management services to UPC; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same; and exploration, development and expansion plans and objectives and statements regarding anticipated budgets. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 23, 2017 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.